Exhibit 99.1

Bending Spoons enters into €500 million SACE-backed term loan facility

Milan, Italy—July 28, 2026 | Bending Spoons S.p.A. (NASDAQ: BSP) announced today that it has entered into a new €500 million medium-long-term financing provided by HSBC Continental Europe (acting as Sole Coordinator and MLA), Intesa Sanpaolo S.p.A. (acting as SACE Agent and MLA), and BPER Banca Corporate & Investment Banking (acting as Structuring Advisor and MLA). The facility, which matures in March 2031, benefits from a guarantee provided by SACE, in advancement of SACE’s mission to support the international growth of Italian businesses.

Together with €495 million of additional term loan A financing and a €490 million increase in commitments under Bending Spoons’ revolving credit facility, the transaction brings the aggregate amount of new and expanded facilities agreed by Bending Spoons from the beginning of the second quarter to €1.49 billion. Both the term loan A financing and the additional revolving credit facility commitments are available for general corporate purposes and acquisitions, with each of the facilities maturing in March 2031.

“We are grateful for the continued support of SACE and our financing partners,” said Davide Scarpazza, co-chief financial officer of Bending Spoons. “These arrangements enhance our capital resources and provide additional financial flexibility. Our aim is to maximize long-term value per share, and we remain focused on deploying capital in a disciplined way to generate attractive risk-adjusted returns, primarily through acquisitions.”

“Bending Spoons is a strong example of how Italian innovation, combined with exceptional talent density, can compete and grow on a global scale,” said Michele Pignotti, Chief Executive Officer of SACE. “This transaction confirms SACE’s commitment to standing alongside leading Italian companies that invest in innovation, expand into global markets, and contribute to the competitiveness of Italy’s innovation ecosystem.”

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. It acquires digital businesses, implements deep transformations and ongoing optimizations to sustainably expand earnings, and reinvests in additional acquisitions, thereby continuing the compounding cycle. The company has executed this strategy for more than a decade and, to date, has never sold a material business.

Bending Spoons strives to envision the most successful version of an acquired business, and works to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of the vision and a key tool in implementing the transformation.

Bending Spoons’ performance is driven by its Platform—comprising its people, proprietary technologies, and proprietary data—and reflects an intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

Bending Spoons’ main businesses include AOL, Brightcove, Eventbrite, Evernote, Harvest, komoot, Remini, StreamYard, Vimeo, and WeTransfer. In March 2026, the company served over 500 million monthly active users and more than 9 million monthly paying customers.

About SACE

SACE is Italy’s Export Credit Agency, wholly owned by the Ministry of Economy and Finance. It specializes in supporting the growth of Italian companies through a wide range of instruments and solutions to foster exports and competitiveness, including risk management and protection, financial guarantees, factoring, advisory services, and business matching. With a network of export advisors across 23 offices in Italy and in high-potential markets for Made in Italy, SACE manages a portfolio of insured operations and guaranteed investments worth around €290 billion across 200 markets worldwide.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the intended use of the financing facilities, Bending Spoons’ capital-allocation strategy, and potential future acquisitions. Words such as “expect,” “anticipate,” “believe,” “intend,” “may,” “will,” “could,” “should,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to risks, uncertainties, and assumptions, many of which are beyond Bending Spoons’ control, that could cause actual results to differ materially from those expressed or implied by such statements. These risks include Bending Spoons’ ability to deploy capital on attractive terms, identify and complete acquisitions, successfully integrate and transform acquired businesses, service its indebtedness, and raise additional capital when required, as well as the other risks described in Bending Spoons’ filings with the U.S. Securities and Exchange Commission. The forward-looking statements in this press release speak only as of its date. Except as required by law, Bending Spoons undertakes no obligation to update or revise them.

For more information, visit the Bending Spoons website and investor relations website.

Bending Spoons logos and photographs: media assets

Contacts

Investors: investor-relations@bendingspoons.com

Media: press@bendingspoons.com

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